

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 15, 2006

<u>Via U.S. Mail and Fax</u>
Mr. Cheng-Kann Wu
Chief Accounting Officer
Chungwa Telecom Co., Ltd.
21-3 Hsinyi Road, Section 1
Taipai, Taiwan,
Republic of China

      RE: **Form 20-F for the year ended December 31, 2005**
                    Filed May 26, 2006
                    File No. 1-31731

Dear Mr. Wu:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    /s/ Carlos Pacho
                    for Larry Spirgel
                    Assistant Director